SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 5)*

                             COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                               NEW YORK, NY  10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 17 Pages)

                             -----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  2  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

                      ACQUISITOR  PLC
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)  / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER  OF       7        SOLE  VOTING  POWER
     SHARES                          -0-
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     -0-
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                      -0-
--------------------------------------------------------------------------------

     12      CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      0%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  3  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.
                      No  I.R.S. Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      OO    See  Item  3
--------------------------------------------------------------------------------

       5     CHECK  BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO  ITEM  2(d)  OR  2(e)  /  /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      BERMUDA
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                          1,150,434
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     -0-
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     1,150,434
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     -0-
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,150,434
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      8.7%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      CO
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  4  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J.O.  Hambro  Capital  Management  Group  Limited
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM  2(d)  OR  2(e)  /  /
--------------------------------------------------------------------------------

       6     CITIZENSHIP OR PLACE OR ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      HC
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  5  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      J  O  Hambro  Capital  Management  Limited
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IA
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  6  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      American  Opportunity  Trust  plc
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO  ITEM  2(d)  OR  2(e)  /  /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     150,000
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     150,000
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      150,000
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES  /X/
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.1%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IV
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  7  of  17  Pages
---------------------------------                 ------------------------------


================================================================================

       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Christopher  Harwood  Bernard  Mills
                      No  I.R.S.  Identification  Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                  (b) /X/
--------------------------------------------------------------------------------

       3     SEC  USE  ONLY

--------------------------------------------------------------------------------

       4     SOURCE  OF  FUNDS
                      AF
--------------------------------------------------------------------------------

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) / /
--------------------------------------------------------------------------------

       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      UNITED  KINGDOM
--------------------------------------------------------------------------------

   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                          0
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH      --------------------------------------------------------------

                    8        SHARED  VOTING  POWER
                                     1,300,434
                  --------------------------------------------------------------

                    9        SOLE  DISPOSITIVE  POWER
                                     0
                  --------------------------------------------------------------

                   10        SHARED  DISPOSITIVE  POWER
                                     1,300,434
--------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,300,434
--------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES  /  /
--------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.9%
--------------------------------------------------------------------------------

     14      TYPE  OF  REPORTING  PERSON
                      IN
================================================================================

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  8  of  17  Pages
---------------------------------                 ------------------------------


                            STATEMENT ON SCHEDULE 13D


         The following constitutes Amendment No. 5 to the Schedule 13D (the "Schedule 13D") filed by Acquisitor plc ("Acquisitor"), Amendment No. 3 to the
Schedule 13D filed by J O Hambro Capital Management Group Limited (formerly known as J O Hambro Capital Management (Holdings) Limited) ("Group"), J O Hambro Capital Management Limited, American Opportunity Trust plc and Christopher H.B. Mills (collectively, the "Hambro Entities") and the initial Schedule 13D filed by Acquisitor Holdings (Bermuda) Ltd. ("Holdings"). The Hambro Entities and Holdings are collectively referred to as the "Filing Parties." Except as specifically amended by this Amendment No. 5, the Schedule 13D remains in full force and effect.


Item  2.          Identity  and  Background.
                  -------------------------

                  Item 2 is amended to add the following:

                  Items 2(a), 2(b) & 2(c).

                  In  addition  to  the  Hambros  Entities  and Acquisitor, this
Schedule 13D is filed by Holdings. Holdings is a company incorporated in Bermuda, with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Holdings was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Holdings is managed by its Board of Directors.

                  The Directors of Holdings are John Radziwill, Duncan Soukup, Luke Johnson, James Ozanne, Peter Melhado, Christopher Mills, and Tim Lovell. The business address of Messrs. Radziwill, Johnson, Ozanne, Melhado, Mills and Lovell is c/o Holdings's business address given above. The business address of Mr. Soukup is 118 E. 25th Street, Eighth Floor, New York, NY 10010.

                  In accordance with the provisions of General  Instruction C to
Schedule 13D, information concerning the executive officers and directors of Holdings is included in Schedule A hereto and is incorporated by reference herein.

                  (d) During the last five years, Holdings and the members of its Board of Directors have not been convicted of a criminal proceeding (excluding traffic violation and similar misdemeanors).

                  (e) During the last five years, Holdings and the members of its Board of Directors have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Messrs. Radziwill, Soukup, Johnson, Mills and Lovell are citizens of the United Kingdom. Messrs. Ozanne and Melhado are citizens of the United States of America.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  9  of  17  Pages
---------------------------------                 ------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is being amended in its entirety as follows:

         The aggregate purchase price of the 1,150,434 shares of Common Stock acquired by Holdings is $4,669,472 newly issued shares of Holdings.

         The aggregate purchase price of the 150,000 shares of Common Stock beneficially held by American Opportunity Trust is $634,557. All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital.

Item 4.  Purpose of Transaction
         ----------------------

Item 4 is being amended to add the following:


         Pursuant to the Letter Agreement dated June 19, 2002 by and among the Issuer, Acquisitor and Mr. Duncan Soukup, as amended by the Addendum dated October 7, 2002, Acquisitor, Holdings and Mr. Soukup have agreed to restrictions on the disposition of shares of the Issuer owned by Holdings and have agreed not to engage in proxy solicitations, tender offers or exchange offers or otherwise to seek to control the Issuer until the earlier of November 30, 2003 or the day following the Issuer's 2003 annual meeting of shareholders.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  10  of  17  Pages
---------------------------------                 ------------------------------

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item  5  is  being  amended  in  its  entirety  as  follows:

         Items  5(a)  and  5(b):

         The Filing Parties may be deemed to beneficially own an aggregate of 1,300,434 shares of Common Stock (which constitutes approximately 9.88% of the outstanding shares of Common Stock of the Issuer). The aggregate number and percentage of the outstanding shares of Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties and Acquisitor, and (ii) to the knowledge of the Filing Parties and Acquisitor, by each other person who may be deemed to be a member of a group associated with any of the Filing Parties and Acquisitor for purposes of Section 13(d) of the Act is as follows:

                                                    Number/Percent* of    Number/Percent* of
                                                          Shares:               Shares:
                               Aggregate Number of  Sole Power to Vote   Shared Power to Vote
         Party                       Shares             and Dispose           and Dispose
         -----                       ------         ------------------   --------------------
Acquisitor                                       0                 0/0%                   0/0%
Holdings                                 1,150,434      1,150,434/8.74%                   0/0%
Group                                      150,000                 0/0%          150,000/1.14%
J O Hambro Capital Management              150,000                 0/0%          150,000/1.14%
American Opportunity Trust                 150,000                 0/0%          150,000/1.14%
Christopher H. B. Mills                  1,300,434                 0/0%        1,300,434/9.88%


         *  Based  on 13,168,783 shares of Common Stock outstanding as of August
31,  2002,  which  is  based  on  information  reported in the  Issuer's  Annual
Report  on  Form  10-K  for  the  year  ended  June  30,  2002.

         Item (c) In the last 60 days, the Filing Parties and Acquisitor effected no transactions in the Common Stock other than as follows:

         On October 7, 2002, Acquisitor privately sold 1,150,434 shares of the Issuer to Holdings at $4.0589 per share in shares of Holdings for each share of the Issuer.

         Item (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

         Item 5(e) On October 7, 2002, Acquisitor ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On September 26, 2002, Holdings made an offer to purchase, inter alia, all of the shares of Common Stock owned by Acquisitor, on September 30, 2002, Acquisitor accepted such offer and on October 7, 2002, the parties entered into an Amendment to Subscription Agreement. The Offer Letter, the Subscription Agreement and the Amendment to Subscription Agreement are incorporated by reference herein.

         On October 7, 2002, Acquisitor and the Filing Parties entered into Amendment No. 1 to Joint Filing Agreement adding Holdings, and removing Acquisitor, as filing parties for subsequent Schedule 13D amendments.

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  11  of  17  Pages
---------------------------------                 ------------------------------

         On October 7, 2002, Holdings, Acquisitor, Mr. Duncan Soukup and the Issuer entered into an Addendum (the "Addendum") to the letter agreement (the "Letter Agreement") previously entered into relating to the appointment of Mr. Soukup as a Director of the Issuer. The Addendum, inter alia, made Holdings a party to the Letter Agreement. A copy of the Addendum is attached as an exhibit hereto and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Item  7  is  amended  to  add  the  following:

         The following documents are filed herewith or incorporated herein by reference:

         (e) Offer Letter dated September 26, 2002 by and between the Acquisitor and Holdings.

         (f) Subscription Agreement dated September 30, 2002 by and between Acquisitor and Holdings.

         (g) Amendment to Subscription Agreement dated October 7, 2002 by and between Acquisitor and Holdings.

         (h) Amendment No. 1 to Joint Filing Agreement dated as of February 20, 2001 among Group, J O Hambro Capital Management, American Opportunity Trust, Christopher Harwood Bernard Mills, Acquisitor and Holdings.

         (i) Addendum dated October 7, 2002 by and among the Issuer, Holdings, Acquisitor and Mr. Duncan Soukup

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  12  of  17  Pages
---------------------------------                 ------------------------------


                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2002

ACQUISITOR PLC                             ACQUISITOR HOLDINGS (BERMUDA) LTD.


By:  /s/  Duncan Soukup                    By:  /s/  Duncan Soukup
---------------------------                ---------------------------
Name:  Duncan Soukup                       Name:  Duncan Soukup
Title:  Managing Director                  Title:  Deputy Chairman

J O HAMBRO CAPITAL MANAGEMENT GROUP        J O HAMBRO CAPITAL MANAGEMENT LIMITED
LIMITED


By:  /s/  R. G. Barrett                    By:  /s/  R. G. Barrett
---------------------------                ---------------------------
Name:  R. G. Barrett                       Name:  R. G. Barrett
Title:  Director                           Title:  Director

AMERICAN OPPORTUNITY TRUST PLC
By: J O Hambro Capital Management
Limited,
Its investment advisor


By:  /s/  R. G. Barrett                    /s/  Christopher  Mills
---------------------------                ---------------------------
Name:  R. G. Barrett                       CHRISTOPHER  MILLS
Title:  Director

---------------------------------                 ------------------------------
CUSIP  No.  19652U  10  4               13D             Page  13  of  17  Pages
---------------------------------                 ------------------------------

                                   SCHEDULE A


                  Information Concerning Directors of Holdings


Holdings is managed by its Board of Directors, whose details are given below:

John Stanislas Albert Radziwill, Non-Executive Chairman, aged 55
Mr. Radziwill has served as the chairman of Acquisitor Holdings (Bermuda) Ltd. ("Holdings") since September 2002. He has also served as the chairman of Acquisitor plc ("Acquisitor") since January 2000. He has also served as the chairman and chief executive officer of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK since August 2001, and prior to then served as a director. Mr. Radziwill was also, until its sale to Danzas AG, a director of Air Express International Corporation, a worldwide transportation and logistics company. From 1977 to 1997, Mr. Radziwill was president of Radix
Organization Inc., a private US investment banking firm, and from 1979 until 1995 was president of Radix Ventures Inc., a US publicly quoted company engaged in international transportation services. Mr. Radziwill is also a director of Goldcrown Group Limited, a private UK property investment vehicle.

Duncan Soukup, Deputy Chairman, aged 48
Since September 2002, Mr. Soukup has served as deputy chairman of Holdings. Since January 2000, he also has served as managing director of Acquisitor. Mr. Soukup is also president and chief executive officer of Lionheart Group, Inc. a US based financial services holding company that he founded in 1994 which in January 2002 became a subsidiary of York Energy Ltd., a Guernsey company quoted on the Ofex market in the UK. Mr. Soukup served as the chairman and chief executive officer of York from November 2000 until August 2001, and currently serves as a Director. From 1988 to 1994, Mr. Soukup served as a managing director of Bear, Stearns & Co. Inc. where he established and ran the company's foreign Equity Research and Sales department and was until 1998 a director of Sage Laboratories, Inc., a US public company that was acquired by Filtronic plc of the UK.

Luke Oliver Johnson, Director, aged 40
Mr. Johnson has served as a director of Holdings since September 2002. He has also served as a director of Acquisitor since January 2000. Mr. Johnson is also the chairman of Signature Restaurants PLC. He has over 17 years of experience of making investments in public and private companies. He worked as a stockbroking analyst at Kleinwort Benson Securities from 1984 to 1988, and has subsequently served as a director of a number of public companies. He served as executive director, chairman and non-executive director of Pizza Express plc from 1993 until 1999. He was involved in the flotation and subsequent sale of various public companies, including American Port Services plc, Abacus Recruitment plc and My Kinda Town plc. In all these cases he also served as a non-executive director. In the last ten years he has been involved as a principal in a number of private equity transactions across a range of industries. In addition he serves as a non-executive director of Elderstreet Downing VCT plc. Mr. Johnson will share the selection process with Mr. Soukup but he will not be devoting all of his time to the business of Holdings in light of his other business interests.

James Herbert Ozanne, Non-Executive Director, aged 59
Mr. Ozanne has served as a director of Holdings since September 2002. He also served as a director of Acquisitor from January 2000 until July 2002. Mr. Ozanne has been the Chairman of Greenrange Partners LLC, which makes early to late stage

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CUSIP  No.  19652U  10  4               13D             Page  14  of  17  Pages
---------------------------------                 ------------------------------

venture capital investments and which participates in management buy-outs, since 1996. He is also currently a Director, and Chairman of the Underwriting Committee, of Financial Security Assurance with which he has been involved since 1989. Until July 2000, when it was acquired by Dexia, Mr. Ozanne was also Vice Chairman of Financial Security Assurance. Mr. Ozanne is also Vice Chairman and a Director of Fairbanks Capital Corp., a mortgage servicer, and since September 2002, a Director of Proton Energy Systems, Inc., a Nasdaq-listed designer, developer and manufacturer of proton exchange membrane electrochemical products used in hydrogen generators and regenerative fuel cell systems. Until May 2001, Mr. Ozanne was a Director of Basis 100, a Toronto Stock Exchange listed e-commerce technology solution provider for financial institutions and service providers. Until 1999, Mr. Ozanne was also Chairman of Source One Mortgage Corporation, an agency mortgage banker, a position he had held since 1997. Source One Mortgage was sold to Citi Corp Mortgage on May 1, 1999. Between 1989 and 1996, Mr. Ozanne was Chairman and Chief Executive Officer of Nations
Financial. Nations Financial was formed in 1993 with the acquisition of the financial services business of US West of which Mr. Ozanne was Chairman and Chief Executive Officer, a position which he had held in the enlarged company. Mr. Ozanne was the Chief Executive Officer of North American Car Corporation between 1975 and 1983. North American Car Corporation was sold to GE Capital in 1983, whereupon he was employed by GE Capital. Mr. Ozanne was employed by GE Capital until 1989, eventually becoming Executive Vice President with responsibility for consumer finance and asset management businesses.

Peter Melhado, Non-Executive Director, aged 44
Mr. Melhado has served as a director of Holdings since September 2002. He also served as a director of Acquisitor from January 2000 until July 2002. Mr.
Melhado is a general partner of Polaris Partners, L.P., an investment partnership he co-founded in 1989. Prior to forming Polaris Partners, L.P., Mr. Melhado was a partner at Orson Munn & Co. and Chief Investment Officer of Horsburgh Carlson Investment Management, both of which are US investment management firms. Mr. Melhado is also the President of Iroquois Avenue Foundation, a US charitable Trust.

Christopher Harwood Bernard Mills, Non-Executive Director, aged 49
Mr. Mills has served as a director of Holdings since September 2002. He has also served as a director of Acquisitor since January 2000. He has been Chief
Investment Officer of J O Hambro Capital Management Ltd ("J O Hambro") since 1983. He is also a Chief Executive of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunities Trust plc ("AOT", both NASCIT and AOT are investment trusts listed in the United Kingdom). Prior to joining J O Hambro, Mr. Mills worked for Samuel Montagu Limited, Montagu Investment Management Ltd and its successor company, Invesco MIM. At Invesco MIM, Mr. Mills served as a director and Head of North American Investments and North American Venture Capital.

Timothy James Carey Lovell, Non-Executive Director and Assistant Company Secretary, aged 47
Mr Lovell has served as director and assistant secretary of Holdings since September 2002. He has also served as a finance director of Acquisitor since September 2002. From 1998 to 2001 Mr. Lovell was Finance Director of Rouse & Co International, a specialist intellectual property rights services business. In early 1990 he jointly founded Marlin Partners, an Asian stockbroking business, initially as a joint venture with Ord Minnett. Mr. Lovell opened a research office for Marlin Partners in India and helped launch The India Gateway Fund in 1994 to invest in Indian smaller companies. As a director he was actively involved in the operations of the fund until the end of 1997. He was Finance Director of WI Carr from 1982 to 1986 and Head of Asian Stockbroking Operations for Swiss Bank Corporation from 1986 to 1990. Mr. Lovell is a Chartered Accountant and has over 15 years experience in investment businesses.

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CUSIP  No.  19652U  10  4               13D             Page  15  of  17  Pages
---------------------------------                 ------------------------------

                                  Exhibit Index

         The following documents are filed herewith:

                    Exhibit                                         Page
         (a) Administration,  Management and Custody           Previously filed
Management  Agreement dated as of January 7, 1993
between J O Hambro Capital Management  (formerly named
J O Hambro & Partners Limited) and American Opportunity
Trust.

         (b)  Joint  Filing  Agreement  dated  as of           Previously filed
February  20,  2001  among Group, J O Hambro Capital
Management, American Opportunity Trust, Christopher
Harwood Bernard Mills and Acquisitor plc.

         (c) Letter dated November 14, 2001, from              Previously filed
Acquisitor plc to all the shareholders of the Issuer
and Mr. Stephen K. Onody, President and Chief Executive
Officer of the Issuer.

         (d) Letter agreement dated June 19, 2002 by           Previously filed
and among the Issuer, Acquisitor and Duncan Soukup.

         (e) Offer Letter dated October 7, 2002 by and   Incorporated by reference
between the Acquisitor and Holdings.                       to Exhibit (a) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 9, 2002
                                                           by Acquisitor plc with
                                                           respect to Aldila, Inc.

         (f) Subscription Agreement dated October 7,     Incorporated by reference
2002 by and between Acquisitor and Holdings.               to Exhibit (b) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 9, 2002
                                                           by Acquisitor plc with
                                                           respect to Aldila, Inc.

         (g) Amendment to Subscription Agreement dated   Incorporated by reference
October 7, 2002 by and between Acquisitor and Holdings.    to Exhibit (c) of the
                                                         Schedule 13D Amendment No.
                                                         1 filed on October 9, 2002
                                                           by Acquisitor plc with
                                                           respect to Aldila, Inc.

         (h)  Amendment No. 1 to Joint  Filing
Agreement  dated  as of  February  20,  2001  among
Group, J O Hambro Capital Management, American
Opportunity Trust, Christopher Harwood Bernard Mills
Acquisitor and Holdings.                                             16

         (i)  Addendum dated October 7, 2002 by and
among the Issuer, Holdings, Acquisitor and Mr. Duncan                17
Soukup

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CUSIP  No.  19652U  10  4               13D             Page  16  of  17  Pages
---------------------------------                 ------------------------------


                    AMENDMENT NO. 1 TO JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D dated October 7, 2002 with respect to the shares of common stock, no par value, of Colorado MEDtech, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended. In addition, the undersigned hereby agree that hereafter Acquisitor plc shall no longer file amendments to this Schedule 13D on behalf of the other parties hereto and the other parties hereto shall no longer file amendments to this Schedule 13D on behalf of Acquisitor plc.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  October 7, 2002


ACQUISITOR  PLC                            ACQUISITOR HOLDINGS (BERMUDA) LTD.


By:  /s/  Duncan Soukup                    By:  /s/  Duncan Soukup
---------------------------                ---------------------------
Name:  Duncan Soukup                       Name:  Duncan Soukup
Title:  Managing Director                  Title:  Deputy Chairman

J O HAMBRO CAPITAL MANAGEMENT GROUP        J O HAMBRO CAPITAL MANAGEMENT LIMITED
LIMITED


By:  /s/  R. G. Barrett                    By:  /s/  R. G. Barrett
---------------------------                ---------------------------
Name:  R. G. Barrett                       Name:  R. G. Barrett
Title:  Director                           Title:  Director

AMERICAN OPPORTUNITY TRUST PLC
By: J O Hambro Capital Management
Limited,
Its  investment  advisor


By:  /s/  R. G. Barrett                    /s/  Christopher Mills
---------------------------                ---------------------------
Name:  R. G. Barrett                       CHRISTOPHER  MILLS
Title:  Director

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CUSIP  No.  19652U  10  4               13D             Page  17  of  17  Pages
---------------------------------                 ------------------------------

                         ADDENDUM dated October 7, 2002

     WHEREAS, Colorado MEDtech, Inc. (the "Company"), Acquisitor plc ("Acquisitor") and Duncan Soukup ("Soukup") have entered into a letter agreement dated June 19, 2002 (the "Letter Agreement");

     WHEREAS, Acquisitor proposes to transfer (the "Transfer") 1,150,434 shares of the Company (the "Shares") from Acquisitor to Acquisitor Holdings (Bermuda) Ltd. ("Holdings"); and

     WHEREAS, the parties desire to amend the Letter Agreement to add Holdings as a party and otherwise as set forth herein.

     NOW THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

     1. References to Acquistior Plc. All references to Acquisitor in the Letter Agreement shall refer to "Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd. collectively."
     2. Definition of Dispose. The definition of "dispose" in Section 2(a) of the Letter Agreement shall not to include a disposition from Acquisitor to Holdings.
     3. Waivers. The Company hereby waives any requirement that Soukup resign as a Director of the Company pursuant to Section 1 of the Letter Agreement on account of the Transfer. In addition, the Company hereby waives (i) any requirement that Acquisitor make an offer pursuant to
          Section 2(a) of the Letter Agreement and (ii) any rights that the Company may have to purchase the Shares pursuant to Section 2(a) of the Letter Agreement, in each case relating solely to the Transfer.
     4. Effective Time of Addendum. This Addendum shall be effective as of 12:01 a.m. GMT on October 7, 2002.
     5. Counterparts. This Addendum may be executed by the parties hereto in any number of separate counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.
     6. Governing Law. This Addendum shall be governed by and construed in accordance with the law of the State of Colorado.
     7. Severability. The provisions of this Addendum shall be severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed and delivered on their behalf.

ACQUISITOR  PLC                            ACQUISITOR HOLDINGS (BERMUDA) LTD.


By:  /s/  Duncan Soukup                    By:  /s/  Duncan Soukup
Name:  Duncan Soukup                       Name:  Duncan Soukup
Title:  Managing Director                  Title:  Deputy Chairman

COLORADO MEDTECH, INC.


By:  /s/  Stephen Onody                    /s/  Duncan  Soukup
Name:  Stephen Onody                       Duncan  Soukup
Title:  Chairman of the Board